Exhibit 99.1
Mitel Reports Year-End Financial Results for Fiscal Year 2009
Company posts 6.2 percent revenue growth, demonstrates strong operating performance
OTTAWA, Ontario — Sept. 24, 2009 — Mitel®, the trusted provider of unified communications solutions in conjunction with its Annual General Meeting, today announced year-end financial results for the fiscal year ended April 30, 2009 (all figures in U.S. dollars).
Mitel reported revenue in fiscal year 2009 of $735.1 million, an increase of 6.2 percent over the previous fiscal year. This was primarily due to growth in the U.S. market. Operating spending as a percentage of revenue declined by 3.4 percent, driven by cost reduction measures taken midway through fiscal year 2009. Earnings before interest, taxes, depreciation, and amortization (EBITDA*) was $85.3 million which represented an increase of $21 million or 33 percent over the previous fiscal year.
“In fiscal 2009, Mitel made proactive business decisions to ensure that the company remained strong in light of current and forecasted economic conditions,” says Don Smith, CEO, Mitel. “Our market share growth and industry position is a testament to the strength and commitment of our team.”
In fiscal 2009, Mitel incurred a net loss of $193.7 million. This net loss included a non-cash goodwill write-down of $284.9 million. In accordance with GAAP, goodwill is tested for impairment annually. This non-cash goodwill impairment charge does not affect the company’s liquidity, cash flows, or future operations. A $23 million charge for integration and restructuring activities also contributed to the net loss.
“Within a challenging economy Mitel continues to demonstrate its strength in the market with a solid five-year growth trend in both revenues and EBITDA*,” says Steve Spooner, CFO, Mitel. “Mitel is well positioned for growth, and remains focused on delivering industry-leading solutions to meet the needs of our customers.”
MITEL NETWORKS CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in millions $US)

	Year ended April 30
	2009	2008
Revenue	$735.1	$692.0

Cost of Revenue	$390.6	$367.9

Gross Margin	$344.5	$324.1
Gross Margin %	46.9%	46.8%

Operating Expenses:
Selling, General and Administrative	248.5	246.6
Research & Development	60.1	62.6
Special Charges and Merger Related Costs	23.3	16.0
Impairment of Goodwill	284.9	—
Loss on Sale of Manufacturing Operations	—	1.0
In-process Research and Development	—	5.0

Operating Loss	$(272.3)	$(7.1)
as a % of revenue	-37.0%	-1.0%

Interest Expense	40.1	34.7
FVA on Derivative Instruments	(100.2)	(61.9)
Debt and Warrant Retirement Costs	—	20.8
Other Expense (Income)	0.8	(1.6)
Tax Recovery	(19.3)	(12.3)

Net Income (Loss)	$(193.7)	$13.2
as a % of revenue	-26.4%	1.9%

	Year ended April 30
	2009	2008

EBITDA*	$85.3	$64.2
as a % of revenue	11.6%	9.3%

*Reconciliation of EBITDA (Non-GAAP Measure)
Operating Loss	$(272.3)	$(7.1)
Add: Impairment of Goodwill	284.9	—
Add: Amortization and Depreciation	38.0	32.6
Add: Special Charges and Merger Related Costs	23.3	16.0
Add: In-process Research and Development	—	5.0
Add: Other Items	11.4	17.7
EBITDA	$85.3	$64.2
About Mitel
Mitel delivers flexibility and simplicity in smart unified communications solutions and applications for organizations of all sizes. Combined with a full range of managed services that include voice and data network design and traffic provisioning, custom application development, and attractive financing options, Mitel is reinventing how successful organizations gain competitive advantage by easily collaborating and communicating over distance and time with customers, colleagues and partners. Mitel’s (www.mitel.com) U.S. headquarters are in Phoenix, Arizona. Global headquarters are in Ottawa, Canada, with offices, partners, and resellers worldwide.
Forward Looking Information
Some of the statements in this press release are forward-looking statements that reflect our current views with respect to future events and financial performance. Statements that include the words “may,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “believe,” “project,” “anticipate” and similar statements of a forward-looking nature, or the negatives of those statements, identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, those identified under the heading “Forward Looking Information” in our most recent annual report on Form 20-F. That list is not exhaustive of the factors that may affect any of our forward-looking statements. In evaluating these statements, you should carefully consider the risks outlined under Item 3.D. “Key Information — Risk Factors” of our most recent annual report on Form 20-F. The forward-looking statements contained in this press release are based on the beliefs, expectations and opinions of management as of the date of this press release. We do not assume any obligation to update forward-looking statements to reflect actual results or assumptions if circumstances or management’s beliefs, expectations or opinions should change, unless otherwise required by law. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.